McKenna Long & Aldridge LLP
303 Peachtree Street, Suite 5300
Atlanta, Georgia 30308

December 2, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
Attention:          Jim Rosenberg
                        Lisa Vanjoske
                        Tabatha Akins

Re:       SEC Comment Letter dated November 18, 2005
Registrant:  Gentiva Health Services, Inc.
Form 10-K for the Fiscal Year Ended January 2, 2005
File No. 001-15669

Ladies and Gentlemen:

This is to confirm Tom Wardell's telephone conversation of December 2, 2005 with Ms. Akins concerning the above-referenced Comment Letter.  We expect to be able to file the Registrant's responses not later than the close of business on December 20, 2005.

If you have any questions, please contact Tom Wardell at (404) 527-4990 or me at (404) 527-4647.

Very truly yours,

/s/ Stacy S. Ingram

Stacy S. Ingram

cc: Mr. John R. Potapchuk
Mr. Stephen B. Paige
Thomas Wardell